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                             February 26, 2024

       Stephen Scott
       Chief Operating Officer
       CorpAcq Group Plc
       CorpAcq House
       1 Goose Green
       Altrincham, Cheshire
       WA14 1DW
       United Kingdom

                                                        Re: CorpAcq Group Plc
                                                            Amendment No. 3 to
Registration Statement on Form F-4
                                                            Filed February 21,
2024
                                                            File No. 333-275613

       Dear Stephen Scott:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 9, 2024 letter.

       Amendment No. 3 to Registration Statement on Form F-4

       Questions and Answers
       Q: What is the amount of net cash per share of..., page 27

   1.                                                   We refer you to note
(1) to the table on page 28, which indicates that the transaction expenses of $88.8
million exclude a potential U.K. stamp tax charge. We note similar disclosure throughout
your filing. Please tell us what consideration you gave to providing an estimate of such
charge or a range of possible charges and your basis for the estimate or range.
 Stephen Scott
FirstName LastNameStephen Scott
CorpAcq Group  Plc
Comapany26,
February  NameCorpAcq
            2024       Group Plc
February
Page 2 26, 2024 Page 2
FirstName LastName
Risk Factors, page 72

2. We note your risk factor on page 108 that DTC may determine prior to or after the completion of the business combination that your securities are not eligible for deposit and clearance within its facilities. Please disclose the following in the filing:
             Explain in greater detail why DTC may determine that your securities are not eligible for clearance;
             Disclose the material terms of the DTC indemnification agreement and file it as an exhibit;
             Quantify the potential maximum dollar amount of your indemnification for the U.K.
             stamp duty;
             Describe the circumstances under which DTC may determine after the completion of the business combination that your securities would not be eligible for clearance;
             Discuss the potential material impact of your securities not being listed on a U.S.
             securities exchange and how they would be resold (e.g., alternatives the company has considered and impacts on cost and less efficiencies in pricing);
and
             Under Explanatory Note, Letter to Stockholders and Warrant Holders, and Questions
             and Answers, where you describe the listing of your securities on Nasdaq, disclose that DTC may determine not to clear the securities and that as a result your securities would not be eligible for continued listing on a U.S. securities exchange and trading in your securities would be disrupted. Also add this risk under Risk Factor Summary.

         In addition, to the extent the company revises the risk factor disclosure based on its discussions with DTC, please provide an update on those discussions in your response letter.
Unaudited Pro Forma Condensed Combined Financial Information, page 315

3. We note your disclosure elsewhere in the filing that the transaction expenses of $88.8 million exclude a potential U.K. stamp tax charge. Please tell us what consideration was given to disclosing the range of possible results for the U.K. stamp tax charge within your pro forma financial information. Reference is made to Rule 11-02 of Regulation S-X.
Exhibits

4. With respect to the legal opinion filed as Exhibit 5.1, we note the following:
             Section 4.2 assumes material corporate actions necessary to authorize the issuance of the securities have occurred. Please remove this assumption or refile the legal opinion once the requisite corporate approvals have been passed;
             It is unclear how Section 4.4(d) applies to the securities issued in this offering. Please clarify; and
             Purchasers of securities in this offering are entitled to rely upon your legal opinion.
             Please remove the qualification in Section 5.2 referring to reliance "other than as set out above."
 Stephen Scott
CorpAcq Group Plc
February 26, 2024
Page 3

       Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                         Sincerely,
FirstName LastNameStephen Scott
                                                         Division of
Corporation Finance
Comapany NameCorpAcq Group Plc
                                                         Office of Real Estate
& Construction
February 26, 2024 Page 3
cc:       Michael S. Lee, Esq.
FirstName LastName